FILE NO. 70-10013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

QUARTERLY FILING CERTIFICATE

PURSUANT TO ORDER GRANTING EXEMPTIONS
UNDER SECTION 3(b) TO
FOREIGN PUBLIC UTILITY COMPANIES
Release No 35-27497; File No. 70-10013

DUKE ENERGY CORPORATION

526 S. Church Street
Charlotte, North Carolina 28202
(Name of the company filing this certificate and
address of its principal executive office)

David L. Hauser
Senior Vice President and
Treasurer
Duke Energy Corporation
526 S. Church Street
Charlotte, North Carolina 28202
(Name and address of agent for service)

Please also submit copies of all correspondence to:

Robert T. Lucas III
Duke Energy Corporation
422 South Church Street
Charlotte, North Carolina 28201-1244

By order issued March 8, 2002, the Commission granted the application of Duke Energy Corporation (“Duke Energy”) under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission’s order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

CERTIFICATE

The undersigned officer of Duke Energy Corporation hereby certifies as follows:

1.	The following table shows the Company’s total capitalization as of September 30, 2002

CAPITALIZATION (IN MILLIONS OF DOLLARS)	9/30/02
Notes Payable and Commercial Paper	$2,199
Long-Term Debt (including current portion)	20,670
Guaranteed Preferred Beneficial Interests in Subordinated Notes of DEC or Subsidiaries	1,408
Preferred and Preference Stock (including current portion)	172
Minority Interest	1,905
Total Common Stock Equity	14,129

Total Capitalization	$40,483

2.
As of September 30, 2002, the Company’s senior unsecured debt ratings were A1 from Moody’s Investors Service, Inc., A from Standard & Poor’s Ratings Service, a division of McGraw-Hill, Inc. and A+ from Fitch Ratings.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 22nd day of November, 2002.

/s/ Myron L. Caldwell
Myron L. Caldwell Vice President, Corporate Finance

Respectfully submitted, DUKE ENERGY CORPORATION

By:	/s/ Robert T. Lucas III
Robert T. Lucas III Assistant Secretary

Dated: November 22, 2002

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